Via Facsimile and U.S. Mail
Mail Stop 4720   June 7, 2010

Mr. Francis M. Colalucci
Chief Financial Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, New York 10271

Re: Tower Group, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        Definitive Proxy statement filed March 18, 2010
        File No. 000-50990

Dear Mr. Colalucci:

        We have reviewed the subject filings and have the following comment. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. After
reviewing the information provided, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Compensation Policies and Practices as They Relate to the Company's Risk
Management, page 37

1. We note your disclosure in response to Item 402(s) of Regulation S-K. Please tell
    us the process you undertook to reach the conclusion your compensation
    programs do not expose the company to risks that are reasonably likely to have a
    material adverse effect on the company.

                                    * * * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director